HypoVereinsbank

Member of UniCredit Group

07022599

Securities & Exchange Commission
Judiciary Plaza
450 Fifth Street, N. W.
Washington, D. C. 20549
USA

CFI - Investor Relations
Susan Eckenberg
80311 Munich
Telephone (089)378-29185
Telefax (089)378-24083

SEC MAIL PROCESSING SECTION RECEIVED APR 11 2007 WASH. D.C. 200

Munich, April 3rd, 2007

Bayerische Hypotheken und Wechsel Bank

Re: ~~Bayerische Hypo- und Vereinsbank AG~~ („HypoVereinsbank")
File No. 82-3777

SUPPL

Ladies and Gentlemen:

HypoVereinsbank hereby furnishes to you as required by Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended:

- Investor Relations Release dated April 3rd, 2007 commenting on the transfer of investment banking business of UBM to HVB.

You will receive the items listed above in both the German and the English language.

Very truly yours,

PROCESSED
APR 23 2007
THOMSON FINANCIAL

Bayerische Hypo- und Vereinsbank
Aktiengesellschaft

By: [signature]
Name: Susan Eckenberg
Title: IR Manager

By: [signature]
Name: Kaevan Gazdar
Title: IR Manager

Enclosure

4/19

HypoVereinsbank Member of UniCredit Group

INVESTOR RELATIONS RELEASE **APRIL 2, 2007**

Transfer of Investment Banking Business of UBM to HVB

On March 30, 2007 the Board of Directors of UniCredit Banca Mobiliare ("UBM") and the Management Board and the Supervisory Board of Bayerische Hypo-und Vereinsbank ("HVB") approved the contribution of the UBM's investment banking business , representing almost the entirety of UBM's activities, to HVB in exchange for 51,684,532 newly issued shares of HVB. The transfer is effective as of 1 April 2007. After completion of the capital increase, UniCredit will hold directly and indirectly 95.4% of HVB's share capital.

The transaction represents a further step forward in the Group re-organisational plan and is consistent with the Group plan to establish a centre of competence for the group investment banking activities at HVB, with the aim of: (i) gain business critical mass, (ii) build a tailor made infrastructure, and (iii) streamline corporate governance, thus ensuring shorter time to market.

The perimeter of the business of UBM being transferred to HVB includes as of year end 2006 total assets of ca. €66bn and total revenues of ca. €470m. Following the completion of the transfer of the UBM's investment banking business to HVB, it is envisaged to merge UBM into UniCredit by the end of 2007.

Merrill Lynch has acted as financial advisor to UniCredit and PricewaterhouseCoopers as Court appointed expert for HVB in connection with the transaction.

Investor Relations-Team:

Regine.Angermeyer-Naumann@hvb.de	☎ +49-89-378 27602
Susan.Eckenberg@hvb.de	☎ +49-89-378 29185
Ilaria.Ranucci@hvb.de	☎ +49-89-378 26024
Fax	☎ +49-89-378 24083

Web Site: http://www.hvb.com/ir

HypoVereinsbank Member of UniCredit Group

INVESTOR RELATIONS RELEASE 2. APRIL 2007

Übertragung des Investmentbanking-Geschäfts der UBM an die HVB

Der Verwaltungsrat der UniCredit Banca Mobiliare ("UBM") und der Vorstand sowie der Aufsichtsrat der Bayerischen Hypo- und Vereinsbank ("HVB") haben am 30. März 2007 die Einbringung des Investmentbanking-Geschäfts der UBM, welches nahezu sämtliche Aktivitäten der UBM umfasst, in die HVB gegen Ausgabe 51.684.532 neuer Stammaktien der HVB genehmigt. Der Transfer wurde am 1. April 2007 wirksam. Nach Vollzug der Kapitalerhöhung wird UniCredit direkt und indirekt mit 95,4% am Aktienkapital der HVB beteiligt sein.

Die Transaktion stellt einen weiteren Schritt in der Neuorganisierung der UniCredit-Gruppe dar und entspricht dem Plan des Konzerns, das Kompetenzzentrum für die Investmentbanking-Aktivitäten des Konzerns bei der HVB anzusiedeln mit folgenden Zielen: (i) Erreichung einer kritischen Masse im Geschäft, (ii) Aufbau einer maßgeschneiderten Infrastruktur und (iii) weitere Optimierung der Corporate Governance, um auf diese Weise kürzere "Time-to-Market"-Prozesse sicherzustellen.

Das von der UBM zur HVB übertragene Geschäft umfasst laut Jahresabschluss 2006 ein Gesamtvermögen von ca. €66 Mrd.und Erträge in Höhe von ca. €470 Mio. Nach dem Abschluss des Transfers des Investmentbanking-Geschäfts der UBM in die HVB ist vorgesehen, die UBM gegen Ende 2007 mit UniCredit zu fusionieren.

Merrill Lynch war im Rahmen der Transaktion der Finanzberater von UniCredit und PricewaterhouseCoopers der vom Gericht bestellte Sacheinlagenprüfer für die HVB.

Investor Relations-Team:

Regine.Angermeyer-Naumann@hvb.de	☎ +49-89-378 27602
Susan.Eckenberg@hvb.de	☎ +49-89-378 29185
Ilaria.Ranucci@hvb.de	☎ +49-89-378 26024
Fax	☎ +49-89-378 24083

Web Site: http://www.hvb.com/ir

END